

SECU 02006608 OMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 27 2002 366 PROCESSING SECTION WASH, D.C.

| SEC FILE NUMBER |
|---|
| ~~8-47493~~ 8-47493 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.
1600 NORTH BELT WEST
BELLEVILLE, IL 62226

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

| BELLEVILLE | IL | 62226 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY HEET (618) 277-1005
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

| 4010 NORTH ILLINOIS ST., SUITE 3 | BELLEVILLE, | IL | 62226 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED MAR 20 2002 THOMSON FINANCIAL |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-18-02

# OATH OR AFFIRMATION

I, JEFFREY HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Jeffrey J Heet
Signature

President
Title

P.E. Wells
Notary Public


"OFFICIAL SEAL"
P.E. WELLS
Notary Public, State of Illinois
My Commission Expires May 15,2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CARDINAL INVESTMENTS, INC.

## FINANCIAL STATEMENTS
## AND INDEPENDENT AUDITORS' REPORT
## FOR THE YEAR ENDED
## December 31, 2001

## TABLE OF CONTENTS

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
SHAWN R. DOLAN, CPA * ††
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
7733 Forsyth Blvd.
Suite 1450
Clayton, MISSOURI 63105

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
**Cardinal Investments, Inc.**
Belleville, Illinois

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2001, and the related statements of income and changes in stockholders' equity, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc., as of December 31, 2001, and the results of its operations and its cash flows and computation of net capital for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information included in the report shown on page 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements of Cardinal Investments, Inc.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Voellinger, Simpson & Associates, P.C.

**VOELLINGER, SIMPSON & ASSOCIATES, P.C.**

February 20, 2002

**CARDINAL INVESTMENTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2001**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 46,242 |
| Deposits with clearing organizations | | 35,000 |
| Commissions receivable | | 38,310 |
| Other receivables | | 2,225 |
| Due from affiliate | | 22,500 |
| Due from officer | | 11,068 |
| Furniture and equipment, at cost, less accumulated depreciation of $51,836 | | 5,029 |
| Taxes receivable | | 10,804 |
| Securities | | 3,300 |
| | $ | 174,478 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 4,390 |
| Commissions payable | | 27,317 |
| | | 31,707 |
| Stockholders' Equity | | |
| Common stock, 800 shares issued and outstanding | | 800 |
| Additional paid-in capital | | 34,715 |
| Retained earnings | | 107,256 |
| | | 142,771 |
| | $ | 174,478 |

The accompanying notes are an integral part
of these financial statements.

**CARDINAL INVESTMENTS, INC.**
**STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2001**

| | Capital Stock Common | | Additional Paid-In | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance - Beginning of Year | 800 | $ 800 | $ 34,715 | $ 118,189 | $ 153,704 |
| Net Loss | | | | (10,933) | (10,933) |
| Balance - End of Year | 800 | $ 800 | $ 34,715 | $ 107,256 | $ 142,771 |

The accompanying notes are an integral part
of these financial statements.

**CARDINAL INVESTMENTS, INC.**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| REVENUES | |
| Commissions, investment income | $ 858,779 |
| EXPENSES | |
| Commissions | 546,909 |
| Wages | 140,600 |
| Payroll taxes | 9,755 |
| Retirement plan | 7,500 |
| Rent | 65,730 |
| Clearing fees | 36,495 |
| Office | 4,303 |
| Subscriptions | 1,057 |
| Promotion | 9,570 |
| Telephone | 6,539 |
| Postage | 1,301 |
| Utilities | 3,840 |
| Depreciation | 4,935 |
| Administration | 22,028 |
| Registrations and fees | 13,297 |
| Insurance | 6,657 |
| | 880,516 |
| NET LOSS BEFORE TAXES | (21,737) |
| Federal and state income taxes | (10,804) |
| NET LOSS | $ (10,933) |

The accompanying notes are an integral part
of these financial statements.

**CARDINAL INVESTMENTS, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2001**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | | $ (10,933) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | $ 4,935 | |
| (Increase) decrease in operating assets | | |
| Receivables | 29,893 | |
| Taxes receivable | (8,584) | |
| Prepaid and other assets | (22,225) | |
| Increase (decrease) in operating liabilities | | |
| Commissions payable | (45,279) | |
| Accounts payable | 4,390 | |
| Total adjustments | | (36,870) |
| Net cash used by operating activities | | (47,803) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of securities | | (3,300) |
| Net cash used by investing activities | | (3,300) |
| Decrease in cash | | (51,103) |
| Cash at beginning of the year | | 132,345 |
| Cash at end of the year | | $ 81,242 |

The accompanying notes are an integral part of these financial statements.

**CARDINAL INVESTMENTS, INC.**
**Notes to Financial Statements**
**December 31, 2001**

## 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

### Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consists of taxes currently due.

### Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service.

## 2. SIGNIFICANT ACCOUNTING POLICIES - Concluded

### Statement of Cash Flows

For purposes of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

## 4. RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $87,845 which was $82,845 in excess of its required net capital of $5,000.

## 6. OTHER

The Company was incorporated on May 13, 1994. Operations were started in August, 1994 with a general securities operations beginning October 19, 1994.

**CARDINAL INVESTMENTS, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2001**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 142,771 |
| Deductions and/or charges | | |
| Furniture and equipment | $ 5,029 | |
| Other assets | 49,897 | 54,926 |
| NET CAPITAL | | $ 87,845 |

| | |
|---|---|
| Minimum required capital | $ 5,000 |
| Excess net capital | 82,845 |
| | $ 87,845 |

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
LYNNE A. HUSMANN, CPA * ††
CAROLE I. JOHNSON, CFP, CFS †
SHAWN R. DOLAN, CPA * ††
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
7733 Forsyth Blvd.
Suite 1450
Clayton, MISSOURI 63105

February 20, 2002

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the "Company") for the year ended December 31, 2001, we considered its net capital requirements under rule 15 c3-3.

To comply with requirements of SEC Rule 17a-5(d)(4) the differences between the audited Computation of Net Capital and the broken-dealers corresponding Unaudited Part 11 of Part 111 a computation, no material differences existed at December 31, 2001.

The immaterial differences were a result of year-end adjustments made as a part of our audit. The differences were due to adjustments to depreciation expense, accounts payable, due from officer and income taxes.

Sincerely,



John Craig Simpson, C.P.A.
Voellinger, Simpson & Associates, P.C.

JCS/vab

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
4010 NORTH ILLINOIS STREET
SUITE 3
BELLEVILLE, ILLINOIS 62226
618-233-8515
314-436-8988
FAX 618-233-4074

JAMES F. VOELLINGER, CPA *
JOHN CRAIG SIMPSON, CPA *
LYNNE A. HUSMANN, CPA * ††
CAROL I. JOHNSON, CFP, CFS †
SHAWN R. DOLAN, CPA * ††
LAURA E. YOUNGS, CFP

MISSOURI OFFICE
7733 Forsyth Blvd.
Suite 1450
Clayton, MISSOURI 63105

February 20, 2002

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned

* MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ILLINOIS CPA SOCIETY
†† MISSOURI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
† NATIONAL ASSOCIATION OF PERSONAL FINANCIAL ADVISORS • INSTITUTE OF CERTIFIED FINANCIAL PLANNERS

objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, *[designed self-regulatory organization],* and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Voellinger, Simpson & Associates, P.C.

VOELLINGER, SIMPSON & ASSOCIATES, P.C.
Belleville, Illinois